October 20, 2005



82-3172

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



05012104

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

SUPPL

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

PROCESSED

OCT 3 1 2005

THOMSON
FINANCIAL

DBS Bank Ltd
Legal & Secretariat
6 Shenton Way #39-02
DBS Building Tower One

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 9,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,497,017,675	1,497,017,675	Before Exercise	43,611,186
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	9,000	9,000	Less Exercise	(9,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,497,026,675	1,497,026,675	After Exercise	43,602,186

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   : Claire Tham

Designation   : Assistant Secretary

Authorised Signature : ....

Date : October 20, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
9,000	$10.40	$93,600.00	
9,000	Total value of shares exercised =	$93,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

.Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 740202053 / FRANK WONG KWONG SHING
- [ ] HA9016000 / LEUNG CHUN YING
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has
been submitted herein to be true to the best of my knowledge.

Save   Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No. **Name** **Shareholder Category**

S2201565F	MOHAMED NAWAZ JIFFRY VILCASSIM	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others

Number of shares :   9000

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share :   9.40

Save | Delete Issued Share | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2201565F | Retrieve Details |

Identification Type : *   NRIC

Name : *   MOHAMED NAWAZ JIFFRY VILCASSIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   902306 | Retrieve Address |

Block/House No. :   NA

Street Name :

Unit :   # BOX   - 1156

Building/Estate Name :   **ROBINSON ROAD POST OFFICE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   9000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   20/10/2005   (dd/mm/yyyy)

| Save | | Reset | | Back |


BOOK ENTRY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1497026675.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1497026675.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No : 199901152M

Registered Name : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : ◉ Deposit Account Service
◯ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No : 030429

Payment Date : 20/10/2005

| Submit | | Cancel |

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001454538A

Transaction No.	Company Registration No.	Company Name
C050511881	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001454538A

Transaction No : C050511881

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 20/10/2005 14:37

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,519.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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September 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd
Legal & Secretariat
6 Shenton Way #39-02

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,709,125	1,496,709,125	Before Exercise	43,919,736
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise 2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise 1,496,711,125	1,496,711,125	After Exercise	43,917,736

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :

Designation   :   Assistant Secretary   Date   :   September 23, 2005

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$12.27	$24,540.00	
2,000	Total value of shares exercised =	$24,540.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ⦾ company is an unlisted public company
- ⦾ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
⦾ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▾]

Place of Meeting : * [_____]
[_____]

Date of Meeting: * [_____] (dd/mm/yyyy)

Resolution Type : * [Director's ▾]

Description : *
(max 2000 characters)
[_____]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[_____] Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee

List of Allottees and their particulars

**Identification
No./Registration Name
No.**

Shareholder Category

D023008(2)   WONG MAN LOK   Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   [D023008(2)   ✓]   Retrieve Details

Identification Type : *   [PASSPORT/ OTHERS ▾]   ✓

Name : *   [WONG MAN LOK ✓]

Nationality : *   [HONG KONG RESIDENT (332) ✓   ▾]

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ◯ Local
⦿ Foreign ✓

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   Retrieve Address

Block/House No. : [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [FLAT D, 7/F, BLOCK 9, ROYAL ASCOT FOTAN ✓]

[HONG KONG ✓]

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 2000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 23/09/2005 | (dd/mm/yyyy)

Save   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1496711125.00 86084215.00   0.00**

Amount of Paid-up Share Capital : **1496711125.00 86084215.00   0.00**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                            ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   23/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001413400A

Transaction No.	Company Registration No.	Company Name
C050465202	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001413400A   Date/Time : 23/09/2005 09:21

Transaction
No   : C050465202

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,084.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,711,125	1,496,711,125	Before Exercise	43,917,736
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,000	3,000	Less Exercise	(3,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,714,125	1,496,714,125	After Exercise	43,914,736

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : September 23, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange

( ) company is an unlisted public company

( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▾]

Place of Meeting : * [   ]

[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Director's ▾]

Description : *
(max 2000 characters)

[   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

[   ] Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.

Save   Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution /   Share payable in   For a   Share Capital /   List of   Summary
Declaration   cash   consideration   Allottees   Shareholders   of Capital
          other than cash   Particulars   after the
          allotment

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1596120A	THAM YUK HANG	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◎ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1596120A   Retrieve Details

Identification Type : *   NRIC

Name : *   THAM YUK HANG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◎ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120340   Retrieve Address

Block/House No. : 340

Street Name : **CLEMENTI AVENUE 5**

Unit : # 07 - 232

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [▼]   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   3000

c) Class of shares allotted :   Ordinary [▼]

d) Currency :   SINGAPORE DOLLAR (099) [▼]

e) Date of allotment :   23/09/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.



Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496714125.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496714125.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/09/2005

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001413474A

Transaction No.	**Company Registration No.**	**Company Name**
C050465285	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001413474A   Date/Time : 23/09/2005 09:52

Transaction
No   : C050465285

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,074.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,714,125	1,496,714,125	Before Exercise	43,914,736
Preference Shares*	S$1.00	S$500,000,000	Add Exercise 6,000	6,000	Less Exercise	(6,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise 1,496,720,125	1,496,720,125	After Exercise	43,908,736

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui   Authorised Signature :

Designation : Assistant Secretary   Date : September 23, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$10.40	$62,400.00	
6,000	Total value of shares exercised =	$62,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G644250(0)	SIU HON KONG	Individual
S1597889I	GOH DAVY J	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   G644250(0)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS

Name : *   SIU HON KONG

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   17/F, MAN YEE BUILDING

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : *   [_____] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [_____]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 4000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 23/09/2005 | (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S15978891   Retrieve Details

Identification Type : *   NRIC

Name : *   GOH DAVY J

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   436914   Retrieve Address

Block/House No. :   121

Street Name :   **TANJONG RHU ROAD**

Unit : # 11 - 15

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   23/09/2005 (dd/mm/yyyy)

Save   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496720125.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496720125.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	23/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001413738A

Transaction No.	Company Registration No.	Company Name
C050465580	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001413738A   Date/Time : 23/09/2005 11:19

Transaction
No   : C050465580

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,064.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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September 22, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02   www.dbs.com
DBS Building Tower One

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,706,125	1,496,706,125	Before Exercise	43,922,736
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	3,000	3,000	Less Exercise	(3,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,709,125	1,496,709,125	After Exercise	43,919,736

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature :

Date : September 22, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$10.40	$31,200.00	
3,000	Total value of shares exercised =	$31,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   [Directors ▼]

Place of Meeting : *   [   ]
                        [   ]

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : *   [Director's ▼]

Description : *
(max 2000 characters)   [   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital



To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D039150(7)	LEE YUK NAM WILLIAM	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / **Declaration**	**Share payable in** **cash**	**For a** **consideartion** **other than cash**	Share Capital / Allottees Particulars	**List of** **Shareholders** **after the** **allotment**	**Summary** **of Capital**

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   `D039150(7)`   Retrieve Details

Identification Type : *   `PASSPORT/ OTHERS ▼`

Name : *   `LEE YUK NAM WILLIAM`

Nationality : *   `CHINESE (336)                    ▼`

Mobile No :   `          `

Occupation :   `                              `

Email Address :   `                              `

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   `        `   Retrieve Address

Block/House No. :   `  ▼`

Street Name :

Unit : #   `      ` - `        `

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   `139 QUEEN'S ROAD CENTRAL              `

`CENTRAL, HONG KONG                   `

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

           Postal Code :

         Block/House No. :

          Street Name :

              Unit : # -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

           Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 3000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 22/09/2005 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496709125.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496709125.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001411923A

Transaction No.	Company Registration No.	Company Name
C050463600	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001411923A

Date/Time : 22/09/2005 11:03

Transaction No   : C050463600

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 2,094.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

September 26, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,720,125	1,496,720,125	Before Exercise 43,908,736
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	10,000	10,000	Less Exercise (10,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,730,125	1,496,730,125	After Exercise 43,898,736

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Jeannie Hui

Designation : Assistant Secretary

Date : September 26, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,000	$12.27	$122,700.00	
10,000	Total value of shares exercised =	$122,700.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



| Resolution/Declaration | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital** |

Company Type

Please click on appropriate button :

- ● company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ● Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   `Directors ▼`

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   `Director's ▼`

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

⌐ 112914204 / JOHN A. ROSS
⌐ 701913934 / JACKSON P. TAI
⌐ 740202053 / FRANK WONG KWONG SHING
⌐ HA9016000 / LEUNG CHUN YING
⌐ S0016173Z / KOH BOON HWEE
⌐ S0040556F / GOH GEOK LING
⌐ S0047567Z / SUPPIAH DHANABALAN
⌐ S0114104Z / HENG LEE CHENG
⌐ S0234644C / KWA CHONG SENG
⌐ S0820599Z / ANG KONG HUA
⌐ S1462421Z / PETER ONG BOON KWEE
⌐ S1786987F / CLAIRE THAM LI MEI
⌐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
⌐ S2622983I / JEANNIE HUI
⌐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.







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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.   **Name**   **Shareholder Category**

D121802(7)   HO KIT PUI NELSON   Individual



LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : *   **Individual**

Identification No. : *   **D121802(7)**

Identification Type : *   **PASSPORT/ OTHERS**

Name : *   HO KIT PUI NELSON

Nationality : *   HONG KONG RESIDENT (332)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ⸰ Local
                   ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : UNIT 2815, BLK A, KORNHILL, QUARRY BAY

HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		10000	10000

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted :   Ordinary

d) Currency :

e) Date of allotment :   (dd/mm/yyyy)

Save   Reset   Delete   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496730125.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496730125.00 86084215.00 0.00**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001415399A

Transaction No.	Company Registration No.	Company Name
C050467611	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001415399A   Date/Time : 26/09/2005 10:02

Transaction   : C050467611
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,049.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,730,125	1,496,730,125	Before Exercise	43,898,736
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	20,000	20,000	Less Exercise	(20,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,750,125	1,496,750,125	After Exercise	43,878,736

3. Outstanding Warrants/TSRs : N.A.

    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :

Designation :   Assistant Secretary   Date   :   September 26, 2005

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$14.73	$294,600.00	
20,000	Total value of shares exercised =	$294,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   `Directors`

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   `Director's`

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

`Browse...`

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







HOME   LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save   Delete Issued Share   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2705118I	DAVID GERALD FAULKNER	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution /**
Declaration | **Share payable in**
cash | **For a**
consideartion
other than cash | Share Capital /
Allottees
Particulars | **List of**
Shareholders
after the
allotment | **Summary**
of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2705118I ╱

Identification Type : *   NRIC ╱ ▼

Name : *   DAVID GERALD FAULKNER ╱

Nationality : *   SINGAPORE P.R. (300) ╱ ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local ╱
                        ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   268443 ╱   Retrieve Address

Block/House No. :   108 ▼ ╱

Street Name :   **JALAN LIM TAI SEE** ╱

Unit : #   ▢ - ▢

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼ | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) | |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   20000

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   26/09/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496750125.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496750125.00 86084215.00 0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001415581A

Transaction No.	Company Registration No.	Company Name
C050467765	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001415581A   Date/Time : 26/09/2005 10:47

Transaction No   : C050467765

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,039.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,240 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,750,125	1,496,750,125	Before Exercise	43,878,736
Preference Shares*	S$1.00	S$500,000,000	Add Exercise 3,240	3,240	Less Exercise	(3,240)
Preference Shares #	S$1.00	S$500,000,000	After Exercise 1,496,753,365	1,496,753,365	After Exercise	43,875,496

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature : ....

Name : Jeannie Hui

Designation : Assistant Secretary

Date : September 26, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,240	$10.40	$33,696.00	
3,240	Total value of shares exercised =	$33,696.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▾]

Place of Meeting : * [   ]
[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Director's ▾]

Description : *
(max 2000 characters) [   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3240		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./ Registration No.	Name	Shareholder Category
S7174774C	SOON SUAN KIM NANCY	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S7174774C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SOON SUAN KIM NANCY

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 787082   [Retrieve Address]

Block/House No. : 499

Street Name : **YIO CHU KANG ROAD**

Unit : # 07 - 05

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : * `   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ⁄]

b) No. of shares allotted :   [3240   ⁄]

c) Class of shares allotted :   [Ordinary ▼]   ⁄

d) Currency :   [SINGAPORE DOLLAR (099)   ⁄   ▼]

e) Date of allotment :   [26/09/2005] (dd/mm/yyyy) ⁄

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share
Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **1496753365.00 86084215.00   0.00**

Amount of Paid-up Share
Capital :   **1496753365.00 86084215.00   0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001415670A

Transaction No.	**Company Registration No.**	**Company Name**
C050467850	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001415670A

Date/Time : 26/09/2005 11:07

Transaction No   : C050467850

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,029.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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September 27, 2005



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,753,365	1,496,753,365	Before Exercise	43,875,496
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise 6,200	6,200	Less Exercise	(6,200)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise 1,496,759,565	1,496,759,565	After Exercise	43,869,296

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature :

Date : September 27, 2005

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,200	$12.27	$76,074.00	
6,200	Total value of shares exercised =	$76,074.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6200		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D350199(0)	CHIK LAI YIN KITTY	Individual
G001229(6)	OR SIU HUNG	Individual



LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : * | D350199(0) | Retrieve Details

Identification Type : * | PASSPORT/ OTHERS ▾ |

Name : * | CHIK LAI YIN KITTY |

Nationality : * | HONG KONG RESIDENT (332)   ▾ |

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *
◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | | Retrieve Address

Block/House No. : | ▾ |

Street Name :

Unit : # | | - | |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : | 16/F MAN YEE BUILDING, 68 DES VOEUX ROAD CENTRAL |

| CENTRAL, HONG KONG |

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1200

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   27/09/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   G001229(6)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS ▾

Name : *   OR SIU HUNG

Nationality : *   HONG KONG RESIDENT (332) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local   ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▾

Street Name :

Unit : # ☐ - ☐

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 26C BLOCK 4, CITY GARDEN, 233 ELECTRIC ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   5000

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   27/09/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**1.00**
Amount of Authorised Share Capital :	**5000000000.00**
Class of Shares :	Ordinary Preference Others
Amount of Issued Share Capital :	**1496759565.00 86084215.00 0.00**
Amount of Paid-up Share Capital :	**1496759565.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001417642A

Transaction No.	Company Registration No.	Company Name
C050470005	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001417642A   Date/Time : 27/09/2005 11:10

Transaction
No   : C050470005

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,019.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,759,565	1,496,759,565	Before Exercise	43,869,296
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	7,000	7,000	Less Exercise	(7,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,766,565	1,496,766,565	After Exercise	43,862,296

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

   Name : Claire Tham   Authorised Signature :

   Designation : Assistant Secretary   Date : September 27, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,000	$14.73	$103,110.00	
7,000	Total value of shares exercised =	$103,110.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▼

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save Delete Issued Share Reset Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1153156C	HO BENG KIM SERENE	Individual
S1596120A	THAM YUK HANG	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : * |S1596120A| Retrieve Details

Identification Type : * |NRIC ▼|

Name : * |THAM YUK HANG|

Nationality : * |SINGAPOREAN (301) ▼|

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : |120340| Retrieve Address

Block/House No. : |340 ▼|

Street Name : **CLEMENTI AVENUE 5**

Unit : # |07| - |232|

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : | |

| |

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : *   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [2000   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [27/09/2005   ] (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considearation other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1153156C   Retrieve Details

Identification Type : *   NRIC

Name : *   HO BENG KIM SERENE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309495   Retrieve Address

Block/House No. : 8A

Street Name : **CHANCERY LANE**

Unit : # 01 - 02

Building/Estate Name : **CHANCERY CORNER**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▾ | [Search]

Registration No. : * | _____ | [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

| _____ |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 5000 |

c) Class of shares allotted : | Ordinary ▾ |

d) Currency : | SINGAPORE DOLLAR (099) ▾ |

e) Date of allotment : | 27/09/2005 | (dd/mm/yyyy)

[Save] [Reset] [Back]



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496766565.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496766565.00 86084215.00 0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001417664A

Transaction No.	Company Registration No.	Company Name
C050470033	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001417664A

Date/Time : 27/09/2005 11:18

Transaction No   : C050470033

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,009.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,700 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,766,565	1,496,766,565	Before Exercise	43,862,296
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	6,700	6,700	Less Exercise	(6,700)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,773,265	1,496,773,265	After Exercise	43,855,596

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature :

Designation : Assistant Secretary   Date : September 27, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,700	$10.40	$69,680.00	
6,700	Total value of shares exercised =	$69,680.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6700		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
D350199(0)	CHIK LAI YIN KITTY	Individual
S7123344H	GOH SOON HONG	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	Share Capital / Allottees Particulars	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   `S7123344H`   Retrieve Details

Identification Type : *   `NRIC`

Name : *   `GOH SOON HONG`

Nationality : *   `SINGAPOREAN (301)`

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : `689097`   Retrieve Address

Block/House No. : `28`

Street Name : **CHOA CHU KANG STREET 64**

Unit : # `18` - `01`

Building/Estate Name : **WINDERMERE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

           Postal Code :

       Block/House No. :

         Street Name :

               Unit : # -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

             Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 1000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 27/09/2005 | (dd/mm/yyyy)

           Save | Reset | Back



FOR COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

 ● Allottee is an Individual
 ○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   D350199(0)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS ▼

Name : *   CHIK LAI YIN KITTY

Nationality : *   HONG KONG RESIDENT (332) ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                           ● Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▼

Street Name :

Unit : # ▢ - ▢

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 16/F MAN YEE BUILDING, 68 DES VOEUX ROAD CENTRAL

CENTRAL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : * |_____| Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: |_____|
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 5700 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 27/09/2005 | (dd/mm/yyyy)

Save   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :　　　**SINGAPORE DOLLAR (099)**

Nominal Value per Share :　　**1.00**

Amount of Authorised Share Capital :　　**5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496773265.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496773265.00**	**86084215.00**	**0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦾ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2005

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001417682A

Transaction No.   **Company Registration No.**   **Company Name**
C050470058   **199901152M**   **DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001417682A   Date/Time : 27/09/2005 11:25

Transaction
No   : C050470058

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,999.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 570 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,773,265	1,496,773,265	Before Exercise 43,855,596
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	570	570	Less Exercise (570)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,773,835	1,496,773,835	After Exercise 43,855,026

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name	:	Claire Tham
Designation	:	Assistant Secretary

Authorised Signature   :   ....

Date   :   September 27, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
570	$14.73	$8,396.10	
570	Total value of shares exercised =	$8,396.10	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   [Directors ▾]

Place of Meeting : *   [   ]
                         [   ]

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : *   [Director's ▾]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	570		

Amount paid or due and
payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	13.73		

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1596120A	THAM YUK HANG	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1596120A   Retrieve Details

Identification Type : *   NRIC ▼

Name : *   THAM YUK HANG

Nationality : *   SINGAPOREAN (301) ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 120340   Retrieve Address

Block/House No. : 340 ▼

Street Name : **CLEMENTI AVENUE 5**

Unit : # 07 - 232

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   570

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   27/09/2005   (dd/mm/yyyy)

Save   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share
Capital :   **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496773835.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496773835.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001417697A

Transaction No.	**Company Registration No.**	**Company Name**
C050470076	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001417697A   Date/Time : 27/09/2005 11:30

Transaction   : C050470076
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,989.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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September 28, 2005



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02   www.dbs.com
DBS Building Tower One

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,773,835	1,496,773,835	Before Exercise	43,855,026
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,775,835	1,496,775,835	After Exercise	43,853,026

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :

Designation   :   Assistant Secretary   Date   :   September 28, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * `Directors ▼`

Place of Meeting : *

Date of Meeting: * `                ` (dd/mm/yyyy)

Resolution Type : * `Director's ▼`

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

`                ` Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

⌐ 112914204 / JOHN A. ROSS
⌐ 701913934 / JACKSON P. TAI
⌐ 740202053 / FRANK WONG KWONG SHING
⌐ HA9016000 / LEUNG CHUN YING
⌐ S0016173Z / KOH BOON HWEE
⌐ S0040556F / GOH GEOK LING
⌐ S0047567Z / SUPPIAH DHANABALAN
⌐ S0114104Z / HENG LEE CHENG
⌐ S0234644C / KWA CHONG SENG
⌐ S0820599Z / ANG KONG HUA
⌐ S1462421Z / PETER ONG BOON KWEE
⌐ S1786987F / CLAIRE THAM LI MEI
⌐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
⌐ S2622983I / JEANNIE HUI
⌐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

<u>Resolution /
Declaration</u>   <u>Share payable in
cash</u>   <u>For a
consideration
other than cash</u>   Share Capital /
Allottees
Particulars   <u>List of
Shareholders
after the
allotment</u>   <u>Summary
of Capital</u>

To Add Allottee  Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1361114I	CHAN PETER	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	14.30		

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1361114I   Retrieve Details

Identification Type : *   NRIC

Name : *   CHAN PETER

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                          ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467833   Retrieve Address

Block/House No. : 31

Street Name : **LIMAU GROVE**

Unit : # ☐ - ☐

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▾   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [2000   ]

c) Class of shares allotted :   [Ordinary ▾]

d) Currency :   [SINGAPORE DOLLAR (099)   ▾]

e) Date of allotment :   [28/09/2005] (dd/mm/yyyy)

Save   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **1496775835.00 86084215.00   0.00**

Amount of Paid-up Share Capital :   **1496775835.00 86084215.00   0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   28/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001420358A

Transaction No.	**Company Registration No.**	**Company Name**
C050472964	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001420358A

Date/Time : 28/09/2005 14:37

Transaction No   : C050472964

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,979.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME   **LOGOUT**

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 34,280 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,775,835	1,496,775,835	Before Exercise	43,853,026
Preference Shares*	S$1.00	S$500,000,000	Add Exercise 34,280	34,280	Less Exercise	(34,280)
Preference Shares #	S$1.00	S$500,000,000	After Exercise 1,496,810,115	1,496,810,115	After Exercise	43,818,746

3. Outstanding Warrants/TSRs   :   N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :

Designation   :   Assistant Secretary   Date   :   September 28, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
34,280	$10.40	$356,512.00	
34,280	Total value of shares exercised =	$356,512.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ◉ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	1	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34280		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share : 9.40

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1170066G	LIM SOK HIA	Individual
S1256060E	GOH CHOONG LEE	Individual



LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1170066G   Retrieve Details

Identification Type : *   NRIC

Name : *   LIM SOK HIA

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   678919   Retrieve Address

Block/House No. :   86

Street Name :   **HAZEL PARK TERRACE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [32280   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [28/09/2005   ] (dd/mm/yyyy)

Save   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◦ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1256060E   Retrieve Details

Identification Type : *   NRIC

Name : *   GOH CHOONG LEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                      ◦ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 807749   Retrieve Address

Block/House No. : 38

Street Name : **NERAM ROAD**

Unit : #   -

Building/Estate Name : **SELETAR HILLS ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | Search

Registration No. : *   [   ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1   ✓ |

b) No. of shares allotted : | 2000   ✓ |

c) Class of shares allotted : | Ordinary ▼ | ✓

d) Currency : | SINGAPORE DOLLAR (099)   ✓   ▼ |

e) Date of allotment : | 28/09/2005 | (dd/mm/yyyy) ✓

Save   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1496810115.00 86084215.00 0.00**

Amount of Paid-up Share Capital :   **1496810115.00 86084215.00 0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.







PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001420581A

Transaction No.	**Company Registration No.**	**Company Name**
C050473197	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001420581A   Date/Time : 28/09/2005 15:27

Transaction   : C050473197
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,969.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,810,115	1,496,810,115	Before Exercise	43,818,746
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,815,115	1,496,815,115	After Exercise	43,813,746

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : September 28, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

☐ 740202053 / FRANK WONG KWONG SHING

☐ HA9016000 / LEUNG CHUN YING

☐ S0016173Z / KOH BOON HWEE

☐ S0040556F / GOH GEOK LING

☐ S0047567Z / SUPPIAH DHANABALAN

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA

☐ S1462421Z / PETER ONG BOON KWEE

☐ S1786987F / CLAIRE THAM LI MEI

☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG

☐ S2622983I / JEANNIE HUI

☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	5000000000	1	SINGAPORE DOLLAR (099)

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save   Delete Issued Share   Reset   Back



LOCAL COMPANY TRANSACTION

Return of Allotment of Shares

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Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a consideration other than cash** | Share Capital / Allottees Particulars | **List of Shareholders after the allotment** | **Summary of Capital** |

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual



   HOME   LOGOUT

Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S0180405G   Retrieve Details

Identification Type : *   NRIC

Name : *   SEOW KHENG HEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165   Retrieve Address

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : *   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

                 Postal Code :

              Block/House No. :

               Street Name :

                      Unit : # -

          Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

                   Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [5000   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [28/09/2005] (dd/mm/yyyy)

                        [Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496815115.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496815115.00 86084215.00 0.00**

https://www.psi.gov.sg/NASApp/tmf/TMFServlet?action=PROCESS&gotoPage=BIZI   28/09/2005





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$): 0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service
                            ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   28/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT


PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001420768A

Transaction No.	Company Registration No.	Company Name
C050473381	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001420768A

Date/Time : 28/09/2005 16:05

Transaction No : C050473381

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,959.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.



September 29, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02   www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,815,115	1,496,815,115	Before Exercise 43,813,746
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	6,000	6,000	Less Exercise (6,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,821,115	1,496,821,115	After Exercise 43,807,746

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature :

Designation : Assistant Secretary   Date : September 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$12.93	$77,580.00	
6,000	Total value of shares exercised =	$77,580.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▾]

Place of Meeting : * [   ]
[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Director's ▾]

Description : *
(max 2000 characters)
[   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
G535740(2)	FUNG SIK HEE	Individual



LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution /
Declaration | Share payable in
cash | For a
consideartion
other than cash | Share Capital /
Allottees
Particulars | List of
Shareholders
after the
allotment | Summary
of Capital |

Particulars of Allottee

Unable to retrieve details for the given Identification No.

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   G535740(2)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS ▾

Name : *   FUNG SIK HEE

Nationality : *   HONG KONG RESIDENT (332) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [   ]   Retrieve Address

Block/House No. :   [▾]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   17C, BLOCK 1, METRO CITY PHASE 1, TSEUNG KWAN O, NT

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ▾ Search

Registration No. : *   [   ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

     Postal Code :

    Block/House No. :

     Street Name :

      Unit : # -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

      Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary ▾

d) Currency :   SINGAPORE DOLLAR (099) ▾

e) Date of allotment :   29/09/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496821115.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496821115.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001421630A

Transaction No.	Company Registration No.	Company Name
C050474318	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001421630A

Transaction No   : C050474318

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 29/09/2005 08:49

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,949.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security		Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
					Shares	$		
Ordinary Shares		S$1.00	S$4,000,000,000	Before Exercise	1,496,821,115	1,496,821,115	Before Exercise	43,807,746
Preference Shares*		S$1.00	S$500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #		S$1.00	S$500,000,000	After Exercise	1,496,823,115	1,496,823,115	After Exercise	43,805,746

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name	:	Claire Tham	Authorised Signature	:
Designation	:	Assistant Secretary	Date	: September 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ⃝ company is an unlisted public company
- ⃝ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

⃝ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▼]

Place of Meeting : * [   ]
[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Director's ▼]

Description : * [   ]
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

[   ] Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1184310G	ALBERT LIM CHYE HUAT	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1184310G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   ALBERT LIM CHYE HUAT

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 538409   [Retrieve Address]

Block/House No. : 23

Street Name : **JALAN BUNGA RAMPAI**

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼]   [Search]

Registration No. : *   [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [ ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1]

b) No. of shares allotted :   [2000]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment :   [29/09/2005] (dd/mm/yyyy)

[Save] [Reset] [Back]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496823115.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496823115.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001421637A

Transaction No.	Company Registration No.	Company Name
C050474324	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001421637A

Date/Time : 29/09/2005 08:55

Transaction   : C050474324
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) :   10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,939.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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September 29, 2005



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd
Legal & Secretariat
6 Shenton Way #39-02
DBS Building Tower One

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,823,115	1,496,823,115	Before Exercise	43,805,746
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	6,000	6,000	Less Exercise	(6,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,829,115	1,496,829,115	After Exercise	43,799,746

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : September 29, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$10.40	$62,400.00	
6,000	Total value of shares exercised =	$62,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt   Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	5000000000	1	SINGAPORE DOLLAR (099)

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save　Delete Issued Share　Reset　Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital



To Add Allottee

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
S2704766A	WONG CHEUK PAN BENJAMIN	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S2704766A   Retrieve Details

Identification Type : *   NRIC ▾

Name : *   WONG CHEUK PAN BENJAMIN

Nationality : *   SINGAPORE P.R. (300) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596745   Retrieve Address

Block/House No. : 54 ▾

Street Name : **TOH TUCK ROAD**

Unit : # 06 - 11

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   29/09/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496829115.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496829115.00**	**86084215.00**	**0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/09/2005

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PAYMENTS

PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001423427A

Transaction No.	**Company Registration No.**	**Company Name**
C050476316	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001423427A   Date/Time : 29/09/2005 16:39

Transaction No : C050476316

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,929.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 3, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02   www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,829,115	1,496,829,115	Before Exercise	43,799,746
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	4,000	4,000	Less Exercise	(4,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,833,115	1,496,833,115	After Exercise	43,795,746

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Jeannie Hui

Date : October 3, 2005

Designation : Assistant Secretary

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$12.27	$49,080.00	
4,000	Total value of shares exercised =	$49,080.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298 3I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideration other than cash**	Share Capital / Allottees Particulars	**List of Shareholders after the allotment**	**Summary of Capital**

To Add Allottee

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E707264(1)	POON YIU SUN	Individual



LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   E707264(1)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS

Name : *   POON YIU SUN

Nationality : *   AUSTRALIAN (701)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local   ⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 1711, BLOCK A, KORNHILL, QUARRY BAY, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [＿＿＿＿]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

       Postal Code :

       Block/House No. :

       Street Name :

       Unit : # -

       Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

       Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [＿＿＿＿]
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1 ╱

b) No. of shares allotted :   4000 ╱

c) Class of shares allotted :   Ordinary ▼ ╱

d) Currency :   SINGAPORE DOLLAR (099) ╱   ▼

e) Date of allotment :   03/10/2005 (dd/mm/yyyy) ╱

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share
Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **1496833115.00 86084215.00   0.00**

Amount of Paid-up Share
Capital :   **1496833115.00 86084215.00   0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/10/2005

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001428037A

Transaction No.	Company Registration No.	Company Name
C050481993	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001428037A	Date/Time : 03/10/2005 11:11
Transaction No	: C050481993	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,919.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,616 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,833,115	1,496,833,115	Before Exercise	43,795,746
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	12,616	12,616	Less Exercise	(12,616)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,845,731	1,496,845,731	After Exercise	43,783,130

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : October 3, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,616	$14.73	$185,833.68	
12,616	Total value of shares exercised =	$185,833.68	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

   ⦿ Yes
   ◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**199901152M**
Company Name :	**DBS GROUP HOLDINGS LTD**
Nature of Meeting : *	Directors ▼
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	Director's ▼
Description : * (max 2000 characters)	

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12616		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee  Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1581596E	OOI PENG JOO JASON	Individual
S1770767A	GOH SEOW YIN	Individual
S6807676E	KOH TECK SAN	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution /
Declaration** | **Share payable in
cash** | **For a
consideartion
other than cash** | Share Capital /
Allottees
Particulars | **List of
Shareholders
after the
allotment** | **Summary
of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1770767A   Retrieve Details

Identification Type : *   NRIC

Name : *   GOH SEOW YIN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 529866   Retrieve Address

Block/House No. : 11

Street Name : **SIMEI STREET 4**

Unit : # 11 - 07

Building/Estate Name : **SIMEI GREEN CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1000

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   03/10/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   [S1581596E]   Retrieve Details

Identification Type : *   [NRIC ▼]

Name : *   [OOI PENG JOO JASON]

Nationality : *   [SINGAPOREAN (301) ▼]

Mobile No :   [ ]

Occupation :   [ ]

Email Address :   [ ]

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [509635]   Retrieve Address

Block/House No. : [143 ▼]

Street Name : **JALAN BATALONG EAST**

Unit : # [ ] - [ ]

Building/Estate Name : **BUKIT LOYANG ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address : [ ]
[ ]

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ▾   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary ▾

d) Currency :   SINGAPORE DOLLAR (099) ✓

e) Date of allotment :   03/10/2005   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTION

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S6807676E   Retrieve Details

Identification Type : *   NRIC

Name : *   KOH TECK SAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   730818   Retrieve Address

Block/House No. :   818

Street Name :   **WOODLANDS STREET 82**

Unit : # 07 - 413

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▾ | Search

Registration No. : * | _____ | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | _____ |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 5616 |

c) Class of shares allotted : | Ordinary ▾ |

d) Currency : | SINGAPORE DOLLAR (099) ▾ |

e) Date of allotment : | 03/10/2005 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496845731.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496845731.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/10/2005

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001428130A

Transaction No.	**Company Registration No.**	**Company Name**
C050482098	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. : M9-0008879-T

RECEIPT

Receipt No : ACR0000001428130A   Date/Time : 03/10/2005 11:37

Transaction No : C050482098

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,909.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,640 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,845,731	1,496,845,731	Before Exercise	43,783,130
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,640	5,640	Less Exercise	(5,640)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,851,371	1,496,851,371	After Exercise	43,777,490

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature : ....

Date : October 3, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,640	$10.40	$58,656.00	
5,640	Total value of shares exercised =	$58,656.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ⦾ company is an unlisted public company
- ⦾ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ⦿ Yes
general meeting to issue   ⦾ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▼

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   Browse...

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	5000000000	1	SINGAPORE DOLLAR (099)

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5640		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

| Amount of premium paid or payable on each share : | 9.40 | | |

Save   Delete Issued Share   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1415762Z	CHUA CHEE HWEE	Individual
S7084453B	AMIT KUMAR AGARWALA	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◌ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S7084453B | Retrieve Details |

Identification Type : *   NRIC

Name : *   AMIT KUMAR AGARWALA

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◌ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 437906 | Retrieve Address |

Block/House No. : 79

Street Name : **MEYER ROAD**

Unit : # 13 - 02

Building/Estate Name : **CASA MEYFORT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | ▼ | Search |

Registration No. : * | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 2640 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 03/10/2005 | (dd/mm/yyyy)

| Save | Reset | Back |



LOCAL COMPANY TRANSACTION

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

**Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1415762Z   Retrieve Details

Identification Type : *   NRIC ▾

Name : *   CHUA CHEE HWEE

Nationality : *   SINGAPOREAN (301) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   470716   Retrieve Address

Block/House No. :   716 ▾

Street Name : **BEDOK RESERVOIR ROAD**

Unit : # 13 - 4500

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 3000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 03/10/2005 | (dd/mm/yyyy)

| Save | | Reset | | Back |



Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital



Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496851371.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496851371.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001428200A

Transaction No.	**Company Registration No.**	**Company Name**
C050482177	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001428200A

Transaction No   : C050482177

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 03/10/2005 11:57

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :	·	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,899.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,514 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,851,371	1,496,851,371	Before Exercise	43,777,490
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,514	3,514	Less Exercise	(3,514)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,854,885	1,496,854,885	After Exercise	43,773,976

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui

Designation   :   Assistant Secretary

Authorised Signature   :

Date   :   October 3, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,514	$14.73	$51,761.22	
3,514	Total value of shares exercised =	$51,761.22	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3514		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save   Delete Issued Share   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E707264(1)	POON YIU SUN	Individual
S6807676E	KOH TECK SAN	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
◌ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S6807676E   Retrieve Details

Identification Type : *   NRIC ▾

Name : *   KOH TECK SAN

Nationality : *   SINGAPOREAN (301) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
◌ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 730818   Retrieve Address

Block/House No. : 818 ▾

Street Name : **WOODLANDS STREET 82**

Unit : # 07 - 413

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [1384   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [03/10/2005] (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   `E707264(1)` ╱   Retrieve Details

Identification Type : *   `PASSPORT/ OTHERS ▾` ╱

Name : *   `POON YIU SUN` ╱

Nationality : *   `AUSTRALIAN (701)` ╱ ▾

Mobile No :   ``

Occupation :   ``

Email Address :   ``

Address Type : *   ○ Local
⊙ Foreign   ╱

Local Address (* if Address Type is Local Address)

Postal Code : `` Retrieve Address

Block/House No. : `▾`

Street Name :

Unit : # `` - ``

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `1711, BLOCK A, KORNHILL, QUARRY BAY, HONG KONG` ╱

``

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : *   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [2130   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [03/10/2005] (dd/mm/yyyy)

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1496854885.00 86084215.00 0.00**

Amount of Paid-up Share Capital :   **1496854885.00 86084215.00 0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.







PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001428361A

Transaction No.	**Company Registration No.**	**Company Name**
C050482384	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001428361A

Date/Time : 03/10/2005 13:17

Transaction No : C050482384

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,889.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 4, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,854,885	1,496,854,885	Before Exercise	43,773,976
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise 6,000	6,000	Less Exercise	(6,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise 1,496,860,885	1,496,860,885	After Exercise	43,767,976

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature :

Date : October 4, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$10.40	$62,400.00	
6,000	Total value of shares exercised =	$62,400.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Registration Name	Shareholder Category
S1619308I	SAY KENG HOU	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S16193081   Retrieve Details

Identification Type : *   NRIC

Name : *   SAY KENG HOU

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 554901   Retrieve Address

Block/House No. : 26

Street Name : **CHUAN CLOSE**

Unit : # [   ] - [   ]

Building/Estate Name : **CHUAN VILLAS**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▾ | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 6000 |

c) Class of shares allotted : | Ordinary ▾ |

d) Currency : | SINGAPORE DOLLAR (099)   ▾ |

e) Date of allotment : | 04/10/2005 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496860885.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496860885.00 86084215.00 0.00**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦾ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001430432A

Transaction No.	Company Registration No.	Company Name
C050484634	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001430432A   Date/Time : 04/10/2005 12:41

Transaction No : C050484634

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,879.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 5, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,860,885	1,496,860,885	Before Exercise	43,767,976
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	15,000	15,000	Less Exercise	(15,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,875,885	1,496,875,885	After Exercise	43,752,976

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary   Authorised Signature : ....

Date : October 5, 2005

Enclosures

* A copy of the Return of Allotment filed with the Registrar of Companies.
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$12.27	$184,050.00	
15,000	Total value of shares exercised =	$184,050.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 11.27

Save | Delete Issued Share | Reset | Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
P239644(4)	TEW KIM CHUAN	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   P239644(4)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   TEW KIM CHUAN

Nationality : *   MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : BLK 17, 18/F, FLAT F, SOUTH HORIZONS, AP LEI CHAU

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   :   Search

Registration No. : *   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   15000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   05/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496875885.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496875885.00 86084215.00 0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001432107A

Transaction No.	**Company Registration No.**	**Company Name**
C050486483	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001432107A

Date/Time : 05/10/2005 11:04

Transaction No : C050486483

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,869.00

This is a computer-generated receipt. No signature is required.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 25,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,875,885	1,496,875,885	Before Exercise	43,752,976
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	25,800	25,800	Less Exercise	(25,800)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,901,685	1,496,901,685	After Exercise	43,727,176

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Claire Tham   Authorised Signature   :

Designation :   Assistant Secretary   Date   :   October 5, 2005

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
25,800	$10.40	$268,320.00	
25,800	Total value of shares exercised =	$268,320.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file

Browse...

name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which
has been submitted herein to be true to the best of my knowledge.

Save   Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25800		

Amount paid or due and payable on each share

paid :	1
due and payable :	0

Amount of premium paid or payable on each share :   9.40

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
P239644(4)	TEW KIM CHUAN	Individual





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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a considieartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   P239644(4)   [Retrieve Details]

Identification Type : *   PASSPORT/ OTHERS

Name : *   TEW KIM CHUAN

Nationality : *   MALAYSIAN (304)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                        ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   BLK 17, 18/F, FLAT F, SOUTH HORIZONS, AP LEI CHAU

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

           Postal Code :

       Block/House No. :

        Street Name :

            Unit : # -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

           Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   25800

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   05/10/2005   (dd/mm/yyyy)

[Save] [Reset] [Back]





<table>
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</table>

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary　　Preference　　Others

Amount of Issued Share Capital : **1496901685.00　86084215.00　0.00**

Amount of Paid-up Share Capital : **1496901685.00　86084215.00　0.00**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001432145A

Transaction No.	Company Registration No.	Company Name
C050486525	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001432145A   Date/Time : 05/10/2005 11:14

Transaction   : C050486525
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,859.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 990 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,901,685	1,496,901,685	Before Exercise	43,727,176
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	990	990	Less Exercise	(990)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,902,675	1,496,902,675	After Exercise	43,726,186

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary   Authorised Signature :

                                                        Date : October 5, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
990	$14.73	$14,582.70	
990	Total value of shares exercised =	$14,582.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	990		

Amount paid or due and payable on each share

| paid : | 1 |
| due and payable : | 0 |

Amount of premium paid or payable on each share :   13.73

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
E753815(8)	KAN YAT KWONG	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration   **Share payable in cash**   **For a consideartion other than cash**   **Share Capital / Allottees Particulars**   **List of Shareholders after the allotment**   **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   E753815(8)   Retrieve Details

Identification Type : *   PASSPORT/ OTHERS

Name : *   KAN YAT KWONG

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                   ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   34/F, WU CHUNG HOUSE, WANCHAI, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   990

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   05/10/2005   (dd/mm/yyyy)

[Save] [Reset] [Back]



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496902675.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496902675.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



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PAYMENT ACKNOWLEDGEMENT



EP Ref No :

Receipt No. : ACR0000001432168A

Transaction No.	Company Registration No.	Company Name
C050486551	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001432168A	Date/Time : 05/10/2005 11:22
Transaction No	: C050486551	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,849.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 6, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02 www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital				Options Granted & Outstanding Shares	
				Shares	$			
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,902,675	1,496,902,675	Before Exercise	43,726,186	
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)	
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,904,675	1,496,904,675	After Exercise	43,724,186	

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Jeannie Hui

Designation : Assistant Secretary

Date : October 6, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	14.30		

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| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1361114I	CHAN PETER	Individual



LOCAL CURRENT TRANSACTIONS

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S13611141   ╱   [Retrieve Details]

Identification Type : *   NRIC   ╱

Name : *   CHAN PETER   ╱

Nationality : *   SINGAPOREAN (301)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   467833 ╱ [Retrieve Address]

Block/House No. :   31   ╱

Street Name : **LIMAU GROVE**   ╱

Unit : #   -

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496904675.00**   **86084215.00**   **0.00**

Amount of Paid-up Share Capital : **1496904675.00**   **86084215.00**   **0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/10/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000001434274A

Transaction No.	Company Registration No.	Company Name
C050488911	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001434274A
Transaction No	: C050488911
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 06/10/2005 11:42

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,824.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 20,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,904,675	1,496,904,675	Before Exercise	43,724,186
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	20,000	20,000	Less Exercise	(20,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,924,675	1,496,924,675	After Exercise	43,704,186

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

    Name   :   Jeannie Hui   Authorised Signature   :

    Designation   :   Assistant Secretary   Date   :   October 6, 2005

Enclosures
* A copy of the Return of Allotment filed with the Registrar of Companies.
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
20,000	$14.73	$294,600.00	
20,000	Total value of shares exercised =	$294,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON-P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 13.73

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee | Add |

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1587503H	HO LOON KHWAN	Individual
S1644786B	TEO YANG SUAN	Individual
S2589034E	DIAGO ROSARIO FERNANDES	Individual
S6860876G	ALEX BART BOK	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2589034E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   DIAGO ROSARIO FERNANDES

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                           ◯ Foreign

Local Address (* if Address Type is Local Address)

    Postal Code :   278237   [Retrieve Address]

    Block/House No. :   44

    Street Name : **JALAN KELABU ASAP**

    Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

    Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   10000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

| Save | | Reset | | Back |



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considearion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1587503H   [Retrieve Details]

Identification Type : *   NRIC

Name : *   HO LOON KHWAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 380057   [Retrieve Address]

Block/House No. : 57

Street Name : **SIMS DRIVE**

Unit : # 12 - 1131

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1644786B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   TEO YANG SUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 478927   [Retrieve Address]

Block/House No. : 3

Street Name : **BEDOK RESERVOIR VIEW**

Unit : # 13 - 04

Building/Estate Name : **AQUARIUS BY THE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   7000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S6860876G ╱   [Retrieve Details]

Identification Type : * NRIC ╱

Name : * ALEX BART BOK ╱

Nationality : * SINGAPORE P.R. (300) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
           ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 068809 ╱ [Retrieve Address]

Block/House No. : 6 ╱

Street Name : **SHENTON WAY** ╱

Unit : # 28 - 01 ╱

Building/Estate Name : **DBS BUILDING** ╱

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : * . | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/10/2005 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496924675.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496924675.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/10/2005

Submit Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001434541A

Transaction No.	**Company Registration No.**	**Company Name**
C050489217	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No	: ACR0000001434541A
Transaction No	: C050489217
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 06/10/2005 13:50

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,814.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 17,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,924,675	1,496,924,675	Before Exercise	43,704,186
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	17,000	17,000	Less Exercise	(17,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,941,675	1,496,941,675	After Exercise	43,687,186

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : October 6, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
17,000	$10.40	$176,800.00	
17,000	Total value of shares exercised =	$176,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 9.40

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2554687C	LIM YEE CHYE	Individual
S2704766A	WONG CHEUK PAN BENJAMIN	Individual


Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * S2704766A [Retrieve Details]

Identification Type : * NRIC

Name : * WONG CHEUK PAN BENJAMIN

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596745 [Retrieve Address]

Block/House No. : 54

Street Name : **TOH TUCK ROAD**

Unit : # 06 - 11

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   7000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

[Save] [Reset] [Back]



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2554687C   [Retrieve Details]

Identification Type : *   NRIC

Name : *   LIM YEE CHYE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268417   [Retrieve Address]

Block/House No. : 81

Street Name : **JALAN LIM TAI SEE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   10000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

| Save | Reset | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496941675.00 86084215.00   0.00**

Amount of Paid-up Share Capital : **1496941675.00 86084215.00   0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001434568A

Transaction No.	**Company Registration No.**	**Company Name**
C050489251	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001434568A   Date/Time : 06/10/2005 14:03

Transaction
No   : C050489251

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY/BUSINESS/LLP NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,804.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 6, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,941,675	1,496,941,675	Before Exercise	43,687,186
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	15,000	15,000	Less Exercise	(15,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,956,675	1,496,956,675	After Exercise	43,672,186

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature :

Designation : Assistant Secretary   Date : October 6, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		

Amount paid or due and payable on each share

paid :	1
due and payable :	0

Amount of premium paid or payable on each share : 13.73

Save | Delete Issued Share | Reset | Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2704766A	WONG CHEUK PAN BENJAMIN	Individual





Return of Allotment of Shares

HOME | LOGOUT

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2704766A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG CHEUK PAN BENJAMIN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   596745   [Retrieve Address]

Block/House No. :   54

Street Name : **TOH TUCK ROAD**

Unit : # 06 - 11

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   15000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

| Save | | Reset | | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496956675.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496956675.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001435552A

Transaction No.	Company Registration No.	Company Name
C050490340	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

[Print Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001435552A

Date/Time : 06/10/2005 18:26

Transaction No   : C050490340

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,794.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,960 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,956,675	1,496,956,675	Before Exercise	43,672,186
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	2,960	2,960	Less Exercise	(2,960)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,959,635	1,496,959,635	After Exercise	43,669,226

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature :

Date : October 6, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,960	$10.40	$30,784.00	
2,960	Total value of shares exercised =	$30,784.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

[Submit]

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⦿ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

[Browse...]

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.

Save | Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2960		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 9.40

Save		Delete Issued Share		Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2704766A	WONG CHEUK PAN BENJAMIN	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a considreartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2704766A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG CHEUK PAN BENJAMIN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596745   [Retrieve Address]

Block/House No. : 54

Street Name : **TOH TUCK ROAD**

Unit : # 06   - 11

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2960

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1496959635.00 86084215.00 0.00**

Amount of Paid-up Share Capital :   **1496959635.00 86084215.00 0.00**





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001435560A

Transaction No.	Company Registration No.	Company Name
C050490347	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001435560A   Date/Time : 06/10/2005 18:31

Transaction   : C050490347
No

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,784.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,420 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,959,635	1,496,959,635	Before Exercise	43,669,226
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,420	3,420	Less Exercise	(3,420)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,963,055	1,496,963,055	After Exercise	43,665,806

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature :

Designation : Assistant Secretary   Date : October 6, 2005

Enclosures
* A copy of the Return of Allotment filed with the Registrar of Companies.
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,420	$14.73	$50,376.60	
3,420	Total value of shares exercised =	$50,376.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ZpNo
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others

Number of shares :   3420

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share :   13.73

Save | Delete Issued Share | Reset | Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2704766A	WONG CHEUK PAN BENJAMIN	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2704766A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG CHEUK PAN BENJAMIN

Nationality : *   SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 596745   [Retrieve Address]

Block/House No. : 54

Street Name : **TOH TUCK ROAD**

Unit : # 06 - 11

Building/Estate Name : **SIGNATURE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | · Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   3420

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   06/10/2005   (dd/mm/yyyy)

| Save || Reset || Back |





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496963055.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496963055.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000001435568A

Transaction No.	Company Registration No.	Company Name
C050490355	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001435568A

Date/Time : 06/10/2005 18:36

Transaction No   : C050490355

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,774.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 12, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS Bank Ltd   Tel: 65.6878 5820
Legal & Secretariat   Fax: 65.6222 1035
6 Shenton Way #39-02   www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (*If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.*)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,963,055	1,496,963,055	Before Exercise	43,665,806
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,968,055	1,496,968,055	After Exercise	43,660,806

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : October 12, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$15.30	$76,500.00	
5,000	Total value of shares exercised =	$76,500.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.   ◉ Yes   ◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 14.30

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1104196E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH BOON SIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 554824 [Retrieve Address]

Block/House No. : 6

Street Name : **CHUAN PLACE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   5000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   12/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1104196E	KOH BOON SIM	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496968055.00 86084215.00   0.00**

Amount of Paid-up Share Capital : **1496968055.00 86084215.00   0.00**

12/10





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/10/2005

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001441857A

Transaction No.	**Company Registration No.**	**Company Name**
C050497632	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001441857A	Date/Time : 12/10/2005 10:35
Transaction No	: C050497632	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,764.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 15,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,968,055	1,496,968,055	Before Exercise	43,660,806
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	15,000	15,000	Less Exercise	(15,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,983,055	1,496,983,055	After Exercise	43,645,806

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :

Designation :   Assistant Secretary   Date   :   October 12, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
15,000	$14.73	$220,950.00	
15,000	Total value of shares exercised =	$220,950.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 13.73

Save		Delete Issued Share		Reset	Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1327888A	CHONG SUH KIEN ROSE	Individual
S1581596E	OOI PENG JOO JASON	Individual
S1607615E	CHUA BOON CHAI	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1327888A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHONG SUH KIEN ROSE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 789975 [Retrieve Address]

Block/House No. : 20

Street Name : **COUNTRYSIDE GROVE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

                    Postal Code :

                Block/House No. :

                  Street Name :

                        Unit : # -

          Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

                      Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   12/10/2005   (dd/mm/yyyy)

                        | Save | | Reset | | Back |



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1607615E   ╱ | Retrieve Details |

Identification Type : *   NRIC   ╱

Name : *   CHUA BOON CHAI   ╱

Nationality : *   SINGAPOREAN (301)   ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local   ╱
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 129205 ╱ | Retrieve Address |

Block/House No. : 50L   ╱

Street Name : **FABER HEIGHTS**   ╱

Unit : # 02   – 83   ╱

Building/Estate Name : **FABER CREST**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : * | Retrieve Details | :

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   3000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   12/10/2005   (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1581596E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   OOI PENG JOO JASON

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 509635   [Retrieve Address]

Block/House No. : 143

Street Name : **JALAN BATALONG EAST**

Unit : #   -

Building/Estate Name : **BUKIT LOYANG ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

            Postal Code :

      Block/House No. :

        Street Name :

              Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

          Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   12/10/2005   (dd/mm/yyyy)

| Save | Reset | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **1496983055.00   86084215.00   0.00**

Amount of Paid-up Share Capital :   **1496983055.00   86084215.00   0.00**

12/10





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001441990A

Transaction No.	**Company Registration No.**	**Company Name**
C050497784	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001441990A   Date/Time : 12/10/2005 11:14

Transaction
No   : C050497784

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,754.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,983,055	1,496,983,055	Before Exercise	43,645,806
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	6,000	6,000	Less Exercise	(6,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,989,055	1,496,989,055	After Exercise	43,639,806

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Jeannie Hui

Designation : Assistant Secretary   Date : October 12, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$14.73	$88,380.00	
6,000	Total value of shares exercised =	$88,380.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 13.73

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0180405G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SEOW KHENG HEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                          ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165 — [Retrieve Address]

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   6000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   12/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1496989055.00   86084215.00   0.00**

Amount of Paid-up Share Capital :   **1496989055.00   86084215.00   0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :   199901152M

Registered Name :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fee CA (S$):   0.00

Composition Amount (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service
                                    ○ Others (Credit Card, Cash Card, Internet Banking, etc)

Deposit Service Account No :   030429

Payment Date :   12/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001442091A

Transaction No.	**Company Registration No.**	**Company Name**
C050497888	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001442091A	Date/Time : 12/10/2005 11:38
Transaction No	: C050497888	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,744.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 19, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 6,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,497,004,175	1,497,004,175	Before Exercise	43,624,686
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	6,000	6,000	Less Exercise	(6,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,497,010,175	1,497,010,175	After Exercise	43,618,686

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : October 19, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
6,000	$15.30	$91,800.00	
6,000	Total value of shares exercised =	$91,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⊙ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ⊙ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as   Browse...

                                (Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others

Number of shares :   6000

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share :   14.30

Save		Delete Issued Share		Reset		Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1104196E	KOH BOON SIM	Individual
S1361114I	CHAN PETER	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S13611141   [Retrieve Details]

Identification Type : *   NRIC

Name : *   CHAN PETER

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467833   [Retrieve Address]

Block/House No. : 31

Street Name : **LIMAU GROVE**

Unit : #   -

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

                    Postal Code :

               Block/House No. :

                  Street Name :

                        Unit : # -

          Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

                      Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   3000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   19/10/2005   (dd/mm/yyyy)

                        [Save] [Reset] [Back]



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ Allottee is an Individual
◯ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1104196E   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOH BOON SIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                     ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 554824 [Retrieve Address]

Block/House No. : 6

Street Name : **CHUAN PLACE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   3000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   19/10/2005   (dd/mm/yyyy)

| Save | Reset | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital :   **1497010175.00 86084215.00   0.00**

Amount of Paid-up Share Capital :   **1497010175.00 86084215.00   0.00**

19/10





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/10/2005

| Submit | | Cancel |

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR00000001451707A

Transaction No.	**Company Registration No.**	**Company Name**
C050508648	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001451707A   Date/Time : 19/10/2005 10:09

Transaction No   : C050508648

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,614.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,497,010,175	1,497,010,175	Before Exercise	43,618,686
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise	3,000	3,000	Less Exercise	(3,000)
Preference Shares #	S$1.00	S$500,000,000,000	After Exercise	1,497,013,175	1,497,013,175	After Exercise	43,615,686

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Authorised Signature :

Name : Jeannie Hui

Designation : Assistant Secretary

Date : October 19, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,000	$14.73	$44,190.00	
3,000	Total value of shares exercised =	$44,190.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares   Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be   Browse...
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has
been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :   Ordinary   Preference   Others

Number of shares :   3000 ✓

Amount paid or due and payable on each share

paid : 1 ✓

due and payable : 0 ✓

Amount of premium paid or payable on each share :   13.73 ✓

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S2562465C	WONG LING CHAI	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S2562465C ╱   [Retrieve Details]

Identification Type : *   NRIC ╱

Name : *   WONG LING CHAI ╱

Nationality : *   SINGAPORE P.R. (300) ╱

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local ╱
                           ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 118999 ╱ [Retrieve Address]

Block/House No. : 2 ╱

Street Name : **NORMANTON PARK** ╱

Unit : # 21 - 147 ╱

Building/Estate Name : **NORMANTON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *　　　　　　　| Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

　　　　　　Postal Code :

　　　　　Block/House No. :

　　　　　　Street Name :

　　　　　　　　Unit : # -

　　　Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

　　　　　　　Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :　　　　1

b) No. of shares allotted :　　　　　3000

c) Class of shares allotted :　　　　Ordinary

d) Currency :　　　　　　　　　SINGAPORE DOLLAR (099)

e) Date of allotment :　　　　　19/10/2005　(dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1497013175.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1497013175.00**	**86084215.00**	**0.00**

19/10





Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/10/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001451772A

Transaction No.	**Company Registration No.**	**Company Name**
C050508723	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001451772A   Date/Time : 19/10/2005 10:28

Transaction
No   : C050508723

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,604.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,497,013,175	1,497,013,175	Before Exercise	43,615,686
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise	4,500	4,500	Less Exercise	(4,500)
Preference Shares #	S$1.00	S$500,000,000,000	After Exercise	1,497,017,675	1,497,017,675	After Exercise	43,611,186

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : October 19, 2005

Enclosures
* A copy of the Return of Allotment filed with the Registrar of Companies.
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,500	$14.73	$66,285.00	
4,500	Total value of shares exercised =	$66,285.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange

◯ company is an unlisted public company

◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others

Number of shares : 4500

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 13.73

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S0180405G	SEOW KHENG HEE	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0180405G   [Retrieve Details]

Identification Type : *   NRIC

Name : *   SEOW KHENG HEE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 268165   [Retrieve Address]

Block/House No. : 151H

Street Name : **KING'S ROAD**

Unit : # 12 - 30

Building/Estate Name : **FARRER COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   4500

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   19/10/2005   (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1497017675.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1497017675.00 86084215.00 0.00**

19/10





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/10/2005

Submit   Cancel

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :
Receipt No. : ACR0000001451874A

Transaction No.	Company Registration No.	Company Name
C050508820	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001451874A

Transaction No   : C050508820

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 19/10/2005 10:51

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,594.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 18, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Bank Executive
(65) 6878 8841

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,460 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,497,001,715	1,497,001,715	Before Exercise	43,627,146
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	2,460	2,460	Less Exercise	(2,460)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,497,004,175	1,497,004,175	After Exercise	43,624,686

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature : ....

Designation : Assistant Secretary   Date : October 18, 2005

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,460	$10.40	$25,584.00	
2,460	Total value of shares exercised =	$25,584.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   Browse...

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others

Number of shares :   2460

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share :   9.40

Save	Delete Issued Share	Reset	Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S0079019B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   KOK HAU LOONG

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 468826   [Retrieve Address]

Block/House No. : 33

Street Name : **JALAN HAJI SALAM**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

                    Postal Code :

              Block/House No. :

                  Street Name :

                       Unit : # -

         Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

                       Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2460

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   18/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1497004175.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1497004175.00**	**86084215.00**	**0.00**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/10/2005

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001450185A

Transaction No.	Company Registration No.	Company Name
C050506890	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001450185A   Date/Time : 18/10/2005 11:50

Transaction
No   : C050506890

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,694.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,996,715	1,496,996,715	Before Exercise	43,632,146
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,497,001,715	1,497,001,715	After Exercise	43,627,146

3. Outstanding Warrants/TSRs : N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : October 18, 2005

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$14.73	$73,650.00	
5,000	Total value of shares exercised =	$73,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 13.73

Save   Delete Issued Share   Reset   Back



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| <u>Resolution / Declaration</u> | <u>Share payable in cash</u> | <u>For a consideartion other than cash</u> | <u>Share Capital / Allottees Particulars</u> | <u>List of Shareholders after the allotment</u> | <u>Summary of Capital</u> |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1113260Z   Retrieve Details

Identification Type : *   NRIC

Name : *   NG PENG KHIAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993   Retrieve Address

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

         Postal Code :

         Block/House No. :

         Street Name :

         Unit : # -

         Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

         Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   5000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   18/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1497001715.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1497001715.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001450170A

Transaction No.	**Company Registration No.**	**Company Name**
C050506872	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

[Print Receipt]



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001450170A   Date/Time : 18/10/2005 11:45

Transaction
No   : C050506872

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,704.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 1999 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,496,994,715	1,496,994,715	Before Exercise	43,634,146
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise 2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise 1,496,996,715	1,496,996,715	After Exercise	43,632,146

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : October 18, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$15.30	$30,600.00	
2,000	Total value of shares exercised =	$30,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   Browse...

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298 3I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.

Save   Reset





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 14.30

| Save | | Delete Issued Share | | Reset | | Back |



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1182228B   [Retrieve Details]

Identification Type : *   NRIC

Name : *   YEO SIOK WEE NELLY

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   159960   [Retrieve Address]

Block/House No. :   370G

Street Name : **ALEXANDRA ROAD**

Unit : # 13   - 01

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   18/10/2005   (dd/mm/yyyy)

[Save] [Reset] [Back]



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1496996715.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1496996715.00 86084215.00 0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/10/2005

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001450137A

Transaction No.	**Company Registration No.**	**Company Name**
C050506839	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001450137A
Transaction No	: C050506839
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/10/2005 11:39

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,714.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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October 13, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Ericia Tan
Bank Executive
(65) 6878 5912

encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

1. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,989,055	1,496,989,055	Before Exercise	43,639,806
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,000	2,000	Less Exercise	(2,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,496,991,055	1,496,991,055	After Exercise	43,637,806

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature :

Designation : Assistant Secretary   Date : October 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,000	$14.73	$29,460.00	
2,000	Total value of shares exercised =	$29,460.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ◯ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has
been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 13.73

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1391861I	WONG KOK SENG AUGUSTINE	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S13918611 | Retrieve Details |

Identification Type : *   NRIC

Name : *   WONG KOK SENG AUGUSTINE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 507421 | Retrieve Address |

Block/House No. : 180

Street Name : **LOYANG RISE**

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch | Search |

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   13/10/2005   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share
Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496991055.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496991055.00**	**86084215.00**	**0.00**



Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/10/2005

[Submit] [Cancel]

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001443583A

Transaction No.	**Company Registration No.**	**Company Name**
C050499593	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No   : ACR0000001443583A   Date/Time : 13/10/2005 09:33

Transaction No   : C050499593

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,734.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,660 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,496,991,055	1,496,991,055	Before Exercise	43,637,806
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,660	3,660	Less Exercise	(3,660)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,496,994,715	1,496,994,715	After Exercise	43,634,146

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham

Designation : Assistant Secretary

Authorised Signature : ....

Date : October 13, 2005

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,660	$10.40	$38,064.00	
3,660	Total value of shares exercised =	$38,064.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
the approval of the company in   ◉ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be
changed by suffixing time-
stamp with the actual file
name as

Browse...

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filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, TAN SZE YING, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3660		

Amount paid or due and payable on each share

paid : 1

due and payable : 0

Amount of premium paid or payable on each share : 9.40

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
S1504843C	CHONG KUEN LIAN CATHERINE	Individual
S1638513A	WONG TECK KHIM	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : *   S1504843C   Retrieve Details

Identification Type : *   NRIC

Name : *   CHONG KUEN LIAN CATHERINE

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 578043   Retrieve Address

Block/House No. : 12

Street Name : **JALAN IKAN MERAH**

Unit : #   -

Building/Estate Name : **THOMSON PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : * | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1660

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   13/10/2005   (dd/mm/yyyy)

| Save || Reset || Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

Identification No. : *   S1638513A   [Retrieve Details]

Identification Type : *   NRIC

Name : *   WONG TECK KHIM

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◉ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466402   [Retrieve Address]

Block/House No. : 214

Street Name : **UPPER EAST COAST ROAD**

Unit : # 09   - 06

Building/Estate Name : **EASTERN LAGOON**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [Search]

Registration No. : *   [Retrieve Details   ]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2000

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   13/10/2005   (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1496994715.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1496994715.00**	**86084215.00**	**0.00**





Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ◯ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/10/2005

[Submit] [Cancel]

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000001443615A

Transaction No.	**Company Registration No.**	**Company Name**
C050499619	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001443615A

Transaction No : C050499619

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 13/10/2005 09:40

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,724.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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